Driving Growth	BDO Dunwoody LLP Chartered Accountants and Advisors	600 Park Place 666 Burrard Street Vancouver, BC, Canada V6C 2X8 Telephone: (604) 688-3421 Telefax: (604) 688-5132 E-mail: vancouver@bco.ca www.bdo.ca

Direct Line: (604) 443-4706
E-mail: ddejersey@bdo.ca
05-015675

April 23, 2004

British Columbia Securities Commission
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Alberta Securities Commission
4th Floor, 300-5th Avenue SW
Calgary, AB
T2P 3C4

Re: Change of Auditor of Austral Pacific Energy Ltd. (the "Company")

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated April 23, 2004 given by the Company to ourselves and KMPG, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

/s/ BDO Dunwoody

Chartered Accountants

c.c.	Austral Pacific Energy Ltd. Amish Vallabh